Exhibit 21

Subsidiaries of the Registrant

Significant Subsidiary	Jurisdiction of Incorporation/Formation
IHS Global Inc.	Delaware
IHS Global Limited	United Kingdom
IHS Group Holdings Limited	United Kingdom
IHS International Holdings Limited	United Kingdom
R. L. Polk & Co.	Delaware
CARFAX, Inc.	Pennsylvania